February 2, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  NXT Nutritionals Holdings, Inc.
        Registration Statement on Form S-1
        Filed December 30, 2010
        File No. 333-171481

Dear Ms. Parker:

We represent NXT Nutritionals Holdings, Inc., (“NXT” or, the “Company,” “we,” “us,” or “our”). By letter dated January 20, 2011 the staff (the“Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on December 30, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Liquidity and Capital Resources, page 29

1.
We note the deletion of the following sentence from the risk factors section:  “We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 12 months.”  Please disclose in this section how long you will be able to meet your working capital requirements with your existing working capital and cash available.

Response:  The Registration Statement on Form S-1 has been revised to include the sentence: “We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 9 months.”

Executive Compensation, page 40

2.	Please update to provide information with respect to executive compensation for the fiscal year ended December 31, 2010.

Response: The Registration Statement on Form S-1 has been revised to reflect executive compensation for the fiscal year ended December 31, 2010.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin

       Gregg E. Jaclin